Ex-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

NB Crossroads Private Markets Access Fund LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	—	$92.70	—
Fees Previously Paid	$17,608,905 (1)		$1,632.35 (2)
Total Transaction Valuation	$17,608,905
Total Fees Due for Filing			$1,632.35
Total Fees Previously Paid			$1,632.35
Total Fee Offsets
Net Fee Due			$0.00

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $1,632.35 was paid in connection with the filing of the Schedule TO-I by NB Crossroads Private Markets Access Fund LLC (File No. 005-92727) on May 31, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(2)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.